List of Subsidiaries of MIT Holding, Inc.

1.	Medical Infusion Group, Inc.

List of Subsidiaries of Medical Infusion Group, Inc.

1.	Medical Infusion Technologies, Inc.
2.	MIT Ambulatory Care Center, Inc.